

8x8, Inc.

For Immediate Release

8x8, Inc. Announces Changes to its Board of Directors

Princeton Computer Science Professor and SaaS Technology Expert Jaswinder Pal Singh Elected to 8x8 Board of Directors; Replaces Former Director Mansour Salame

SAN JOSE, Calif., October 28, 2013 – 8x8, Inc. (NASDAQ:EGHT), provider of cloud communications and collaboration solutions, today announced that Jaswinder Pal (JP) Singh, a leading computer science and SaaS technology expert, has been elected to succeed Mansour Salame on the 8x8 board of directors. Mr. Salame has served on the 8x8 board since January 2012 and resigned last week to pursue other opportunities. This change to the 8x8 board is effective immediately.

The appointment of Dr. Singh to 8x8's Board of Directors aligns with the Company's recently announced plans to increase the investment in its Research & Development activities to add new services and applications to its cloud communications and collaboration services platform.

Dr. Singh is currently a Full Professor of Computer Science at Princeton University and Chairman and Co-Founder of Gwynnie Bee, Inc., an Internet technology company in the retail space. Previously, he was Co-founder and Chief Technology Officer at firstRain, Inc., a SaaS provider of market intelligence solutions for the enterprise, where he led the development of award-winning technologies and products for web-based communication and information access. Dr. Singh also served as an advisor to Right Media, Inc., a SaaS online advertising exchange that was acquired by Yahoo in 2007, and later led the development of Yahoo's innovative next-generation advertising marketplace.

"JP brings a wealth of technology and business expertise to 8x8," said 8x8 CEO Vik Verma. "As one of the early technology pioneers in the SaaS industry, his knowledge of web-based and cloud technologies and their accompanying business applications is invaluable and will be a tremendous resource to 8x8 as we ramp our investment in R&D to refine and expand our cloud communications and collaboration suite of services." Verma continued, "On behalf of the board of directors, I thank Mansour for his service to 8x8 and wish him well in his future endeavors."

Dr. Singh is a leading authority on Scalable Computing Systems, Infrastructure and Applications and has served as a consultant to several leading companies and agencies. He was the only computer scientist to receive the NSF Presidential Early Career Award for Scientists and Engineers in 1997 and was also a winner of the Sloan Research Fellowship in the same year. He is a coauthor of Parallel Computer Architecture: A Hardware-Software Approach, the leading textbook in Parallel Computing, and author of several patents and over 75 published research papers. Dr. Singh has a BSE degree from Princeton University and obtained his MS and PhD degrees from Stanford University.

"The SaaS communications and collaboration industry is very much in its infancy, from both a business and technology perspective, with plenty of room for innovation and growth," said Dr. Singh. "8x8, with its 91 issued US patents, is one of the most cutting-edge cloud technology providers I have encountered during my career and I'm truly excited by the opportunity to work with such talented and accomplished professionals."

About 8x8, Inc.

8x8, Inc. (NASDAQ:EGHT) offers a comprehensive portfolio of unified cloud-based communications and collaboration solutions that include hosted cloud telephony, office communications, contact center, video conferencing and virtual desktop software and services. The company has been delivering business services to SMB, mid-market and distributed enterprises since 2004 and has garnered a reputation for technical excellence and outstanding reliability. In 2012, 8x8 was named a market "leader" in Gartner's Magic Quadrant for Unified Communications as a Service (UCaaS) in North America and was recognized as the No. 1 Provider of Hosted IP Telephony by Frost & Sullivan and Synergy Research Group. For additional information, visit www.8x8.com, or connect with 8x8 on Google+, Facebook, LinkedIn and Twitter.

# # #

Contact:

8x8, Inc.
Joan Citelli
408-654-0970
Joan.citelli@8x8.com